AVRA MEDICAL ROBOTICS, INC.

3259 Progress Drive Suite 126

Orlando, FL 32826

June 20, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Laurie Abbott
Ms. Amanda Ravitz
Ms. Julie Sherman
Ms. Kate Tillan

Re:	AVRA Medical Robotics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 11, 2017
File No. 333-216054

Ladies and Gentlemen:

In response to the Staff’s letter of June 2, 2017, AVRA Medical Robotics, Inc. (the “Company”) hereby files Amendment No. 1 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Selling Shareholders, page 20

Comment:

1.	We note your response to our prior comment number 11. As an affiliate of yours, it appears that Mr. Cohen may have facilitated a distribution of shares by you without registration to the referenced “third parties” as statutory underwriter. Provide your analysis of how sales to the third parties was not such a distribution, or provide additional disclosure explaining that these sales may not have been conducted in compliance with Section 5 of the Securities Act of 1933

Response:

We believe that the transfers and sales of shares by Mr. Cohen did not constitute a distribution, but rather a limited number of transfers and sales pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The transfers and sales, all of which occurred in 2016 and early 2017 prior to filing of the registration statement consisted of:

•	The transfer of 1,527,000 shares without consideration for estate planning purposes to 13 family members, which transactions were exempt from the registration requirements of the Securities Act as they did not constitute a “sale” of a security pursuant to Section 2(a)(3) thereof.

Securities and Exchange Commission

Division of Corporation Finance

June 20, 2017

•	The sale of 1,350,000 shares to five non-affiliated parties in privately negotiated transactions pursuant to the so called “Section 4(a)1-1/2” exemption from the registration requirements of the Securities Act, each purchaser having entered into a written agreement with the seller and having provided customary investment representations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

2.	Please refer to comment 27. The audit report refers to the audit of the year ended December 31, 2015 whereas your financial statements are presented for the period from inception (February 4, 2015) to December 31, 2015. Please request your auditors to revise their audit report to refer to this period and not the year ended December 31, 2015.

Response:

The auditors report has been revised to correct the periods covered thereby.

Note 1. Organization and Basis of Accounting, page F-7

Comment:

3.	Please refer to comment 28. We do not see where your revised disclosure responds to our comment. Please tell us about your relationship with AVRA Surgical and tell us whether the AVRA technology being used by AVRA Medical Robotics was initially developed by AVRA Surgical. Also include a chronology of the development of the AVRA technology (the surgical robotic technology being used in your products) and the entities through which it was developed.

Response:

We hereby advise the Staff that other than the involvement of Messrs. Cohen and Schauer as officers and/or directors of both companies, there is no legal, corporate or financial relationship whatsoever between the Company and AVRA Surgical, Inc. Moreover, the Company is not using any of the technology that AVRA Surgical, Inc. had in development. All the technology being used by the Company in developing its products has been developed in conjunction with the University of Central Florida, pursuant to the Research Agreement entered into on May 1, 2016, as disclosed in the registration statement.

Note 3. Research Collaboration Agreement, page F-10

Comment:

4.	As requested in comment 29, please disclose how you account for research and development expenses. Refer to ASC 730-10-25-1.

Response:

The disclosure regarding how the Company accounts for research and development expenses has been added as requested to the Staff.

Securities and Exchange Commission

Division of Corporation Finance

June 20, 2017

If you have any further questions or comments, kindly contact the undersigned at (407) 956-2250 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

AVRA MEDICAL ROBOTICS, INC.

By:  /s/ Barry F. Cohen

Barry F. Cohen

Chief Executive Officer